Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,				Six Months Ended
	2014	2015	2016	2017	June 30, 2018
Determination of earnings
Income (loss) before income taxes	(45,603,110)	(27,561,702)	(45,817,394)	(49,376,875)	(25,741,828)
Fixed Charges	—	—	—	—	—

Total income (loss)	$(45,603,110)	$(27,561,702)	$(45,817,394)	$(49,376,875)	$(25,741,828)

Fixed charges:
N/A	—	—	—	—	—

Total fixed charges	—	—	—	—	—
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

(Deficiency) excess of earnings to cover fixed charges	$(45,603,110)	$(27,561,702)	$(45,817,394)	$(49,376,875)	$(25,741,828)